Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of March 13, 2020, QuickLogic Corporation (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.001 par value per share (the “common stock”).

The following summary description sets forth some of the general terms and provisions of the common stock. It is subject to and qualified in its entirety by reference to the provisions of the Company’s Amended and Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”) and Amended and Restated Bylaws, (“Bylaws”), which are filed as Exhibit 3.1, Exhibit 3.2 and Exhibit 3.3 to the Annual Report on Form 10-K, and applicable provisions of the Delaware General Corporation Law. The Company encourages you to read the Certificate of Incorporation, the Bylaws and the applicable provisions of the Delaware General Corporation Law for additional information. The authorized capital stock of the Company consists of 210,000,000 shares. Those shares consist of (1) 200,000,000 shares designated as common stock, $0.001 par value, and (2) 10,000,000 shares designated as preferred stock, $0.001 par value. All outstanding shares of common stock are fully paid and nonassessable.  Currently, no shares of preferred stock are outstanding. The board of directors has the authority to adopt, amend or repeal the Bylaws, subject to certain limitations set forth in the Bylaws.\

Voting Rights

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose.

Liquidation, Dissolution or Similar Rights

In the event of a liquidation, dissolution or winding up of the corporation, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

No Preemptive, Conversion or Redemption Rights

The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

The board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more classes or series. The board of directors may designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. Although the actual effect of any issuance of preferred stock will not be known until the board of directors determines the specific rights of the holders of shares of preferred stock, such issuance could potentially affect the voting power, dividend or other rights of the holders of shares of common stock and, under certain circumstances, delay, defer or prevent a change-in-control or other corporate takeover.

Anti-Takeover Effects on Delaware Law and the Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our Certificate of Incorporation and Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise and to remove incumbent officers and directors. These provisions are summarized below.

The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Our Certificate of Incorporation and Bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the board of directors, chairperson of the board, chief executive officer or president (in the absence of a chief executive officer). No business may be transacted at an annual or special meeting of stockholders other than the business specified in the notice to stockholders with respect to such meeting. Our Bylaws require advance notice of any director nominations or other stockholder proposals to be brought before an annual stockholders meeting. Our Certificate of Incorporation provides that our board of directors be divided into three classes, with each class serving staggered three-year terms. Our certificate of incorporation further provides that certain amendments of the certificate of incorporation require the approval of holders of at least 66-2/3% of the voting power of all outstanding stock.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “QUIK.”

Transfer Agent

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company. Its address is 6201 15th Ave, Brooklyn, NY 11219, and its telephone number is 800-937-5449.